Exhibit 99.1

Yandex Announces Third Quarter 2022 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, November 3, 2022 -- Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe's largest internet businesses, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Q3 2022 Financial and Operational Highlights1,2

In RUB millions		Three months ended September 30
		2021	2022	Change
	Total Revenues	91,305	133,163	46%
	Total Adjusted EBITDA	5,622	20,003	256%
Total Group	Total Adjusted EBITDA margin, %	6.2%	15.0%	8.8 pp
	Net income/(loss)	(3,908)	45,541	n/m
	Including one-off non-cash gain as a result of the News and Zen deconsolidation	-	38,051	n/m
	Adjusted Net Income	1,340	5,009	n/m
	Share of Russian search market, %	59.3%	62.0%	2.7 pp
	Search share on Android, %	58.9%	61.9%	3.1 pp
	Search share on iOS, %	42.8%	48.3%	5.5 pp
Search and	Revenues	41,951	60,853	45%
Portal	Revenues Ex-TAC	34,313	50,710	48%
	Adjusted EBITDA	20,995	33,789	61%
	Adjusted EBITDA margin, %	50.0%	55.5%	5.5 pp
	Revenues	42,509	63,348	49%
E-Commerce, Mobility	GMV of Mobility[3]	156,136	198,041	27%
and Delivery	GMV of E-commerce[4]	41,825	72,465	73%
	GMV of other O2O services[5]	34,063	46,649	37%
	Total Adjusted EBITDA	(10,647)	(2,402)	-77%
Plus and Entertainment Services	Yandex Plus subscribers, MM	10.3	15.8	53%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 57.4130 to $1.00, the official exchange rate quoted as of September 30, 2022 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(4) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Delivery Club grocery service (delivered and paid for), including VAT.

(5) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders, delivered through the Yandex and Delivery Club Food Delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage. We aim to remain transparent about the performance and key trends across our businesses with our quarterly Letter to Shareholders.

Corporate and Subsequent Events

●	On September 12, 2022, Yandex’s Russian operating subsidiary completed the sale of its news aggregation platform and Zen infotainment service, together with the acquisition of 100% of the food delivery service Delivery Club. The transaction marked a strategic decision to exit media businesses (other than entertainment streaming). In line with this strategic focus, ya.ru has now become Yandex’s main page and the key entry point into our Search, Mail and other non-media services.
●	As of October 31, 2022, we purchased 99.1% in aggregate principal amount of the $1,250,000,000 0.75% Convertible Notes due 2025. In addition, we have issued 2.5 million Class A shares (2.2 million at the end of Q3 and the remaining in October 2022) as a part of the purchase price under the repurchase agreements, as permitted under General License No. 45 issued by the Office of Foreign Assets Control. The Company remains committed to satisfying its obligations on the remaining Notes (less than 1% of aggregate principal amount) and has available resources to do so.
●	As of the date of this press release, trading in our Class A shares on Nasdaq remains suspended. There is still no clarity on when and whether trading on Nasdaq may be resumed. Trading on the Moscow Exchange continues, however the international settlement systems remain closed for trading in rubles and in securities of Russian businesses. The liquidity of our shares on the Moscow Exchange remains limited to the number of shares held in the Russian National Stock Depository (NSD) system.
●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. Yandex continues to closely monitor developments in this regard.

Impact of the current geopolitical crisis

Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed on April 20, 2022.

We continue to provide services to our users and partners with no interruptions. We are taking appropriate measures to conserve cash and to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments as well as the macroeconomic climate and consumer sentiment in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our approximately 20,000 employees in Russia and abroad (in particular in light of the recent mobilization), while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and nine month periods ended September 30, 2021 and 2022:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Revenues	91,305	133,163	46%	245,843	356,921	45%
Ex-TAC revenues	84,430	123,940	47%	227,336	334,216	47%
Income/(loss) from operations	(5,684)	10,797	n/m	(10,674)	7,109	n/m
Adjusted EBITDA	5,622	20,003	256%	22,423	46,968	109%
Net income/(loss)	(3,908)	45,541	n/m	(11,792)	40,560	n/m
Adjusted net income	1,340	5,009	n/m	5,360	10,019	87%

Except for changes to our segments, a summary of which is set out below, starting in Q3 2022 we introduced the following changes which were applied prospectively to the presentation of our segment financial results:

●	Due to settlement of the RSU equity awards of our employees in cash in relation to the remainder of 2022 and the whole of 2023, we include the relevant share-based compensation expense in our calculation of the adjusted EBITDA, our segments’ measure of profit and loss;
●	To obtain a clearer picture of our segment operating performance, we have segregated certain corporate expenses from our segments’ adjusted EBITDA. These corporate expenses include administrative costs, such as finance and legal, as well as other expenses not directly attributable to our segments. Unallocated corporate expenses are now presented within the Other Business Units and Initiatives category;
●	We began consolidating the financial results of Delivery Club from the closing date of September 8, 2022 (which is the date of completion of this part of the transaction); these are now included in the E-commerce, Mobility and Delivery segment;
●	Starting September 12, 2022, we deconsolidated News and Zen from Yandex’s consolidated financial results as a result of completion of the sale. The financial results of News and Zen were previously included in the Search & Portal segment and the Other Business Units and Initiatives category, respectively.

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of September 30, 2022:

●	RUB 101.1 billion ($1,760.9 million) on a consolidated basis.

Segment financial results

Starting in Q3 2022, we introduced the following changes to our segments under which we reported our quarterly financial results previously, in order to better reflect operational structure of our businesses:

●	We transferred Yandex Travel, our travel aggregator service, from Search & Portal to the Classifieds segment; and
●	We transferred Yandex Fuel, our contactless payment service at gas stations, from Search & Portal to our other O2O businesses within the E-commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News (up to September 12, 2022 when the deconsolidation transaction was completed), Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 62.0% in Q3 2022, up from 59.3% in Q3 2021 and essentially flat from 62.1% in Q2 2022, according to Yandex Radar
●	Search share on Android in Russia was 61.9% in Q3 2022, up 3.1 pp from 58.9% in Q3 2021 and flat compared to 61.9% in Q2 2022, according to Yandex Radar
●	Search share on iOS in Russia was 48.3% in Q3 2022, up 5.5 pp from 42.8% in Q3 2021 and relatively stable compared to 48.4% in Q2 2022, according to Yandex Radar
●	Mobile search traffic was 69.3% of our total search traffic in Q3 2022. Mobile revenues represented 59.6% of our search revenues in Q3 2022
●	Search queries in Russia grew 4% in Q3 2022 compared with Q3 2021

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Revenues	41,951	60,853	45%	115,457	154,989	34%
Revenues Ex-TAC	34,313	50,710	48%	94,429	130,101	38%
Adjusted EBITDA	20,995	33,789	61%	56,814	80,829	42%
Adjusted EBITDA margin	50.0%	55.5%	5.5 pp	49.2%	52.2%	3 pp

Revenues increased by 45% and Revenues Ex-TAC grew by 48% year-on-year in Q3 2022. The growth was mainly driven by the Yandex Advertising Network followed by Search on the back of continuing improvements in our ad technologies and products (especially focused on the e-commerce sector and SMB clients) as well as changes in competitive landscape, which led to an increase of our market share compared to last year. SMB remained the key contributor to the revenue growth, though large clients began to demonstrate a slight recovery as they usually tend to increase their advertising budgets towards the end of the year.

Adjusted EBITDA margin came to 55.5% in Q3 2022 compared with 50.0% in Q3 2021. The profitability was supported by savings related to advertising and marketing expenses (including the postponement of expenses to future periods), positive impact of the segregation of corporate overheads as well as the effect of positive operating leverage on the back of solid revenue growth. These factors helped to offset the moderate adverse effect from the divestment of News and Zen (given that the deconsolidation only took place towards the end of the quarter) as well as a decrease in margin due to the inclusion in adjusted EBITDA of stock-based compensation expenses related to RSU equity awards of our employees.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business for both B2C and B2B and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery Club (since September 8, 2022, when the deal was completed); and (iii) our other O2O businesses, including Yandex Delivery, our last-mile logistics solution for individuals, enterprises and SMB (small and medium business); Yandex Eats and Delivery Club Food Delivery, our ready-to-eat delivery services from restaurants; Lavka Israel, our hyperlocal convenience store delivery service; Yandex Fuel, our contactless payment service at gas stations, which prior to Q3 2022 was developed within Search and Portal, and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 73% year-on-year in Q3 2022

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace reached 83% in Q3 2022 compared to 78% in Q3 2021

●	Marketplace’s assortment was 49.3 million SKUs as of the end of Q3 2022, up from 20.9 million SKUs as of the end of Q3 2021 and 39.9 million SKUs as of the end of Q2 2022
●	The number of active buyers[6] on the Yandex Market marketplace increased by 49% year-on-year and reached 12.5 million as of the end of Q3 2022
●	The number of active sellers[7] on Yandex Market marketplace increased by 98% year-on-year and reached 35,000 as of the end of Q3 2022

Mobility

●	The number of rides in the Mobility services increased 24% compared to Q3 2021
●	GMV of the Mobility services grew 27% compared to Q3 2021

(6) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(7) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
GMV:
Mobility	156,136	198,041	27%	414,118	544,422	31%
E-Commerce	41,825	72,465	73%	101,318	195,614	93%
First party (1P) business model	14,247	19,835	39%	39,859	56,431	42%
Third party (3P) commission business model	27,578	52,630	91%	61,459	139,183	126%
Other O2O services[8]	34,063	46,649	37%	84,534	124,588	47%
Revenues:
Mobility	22,082	31,015	40%	58,632	87,514	49%
E-Commerce	15,355	23,520	53%	41,986	63,918	52%
Revenues from sale of goods (1P)[9]	11,724	15,944	36%	32,911	45,643	39%
Commission and other e-commerce revenues[10]	3,631	7,576	109%	9,075	18,275	101%
Other O2O services	5,821	10,344	78%	14,525	27,593	90%
Eliminations	(749)	(1,531)	104%	(1,274)	(3,970)	212%
Total revenues	42,509	63,348	49%	113,869	175,055	54%
Adjusted EBITDA E-commerce, Mobility and Delivery:	(10,647)	(2,402)	-77%	(22,906)	(8,502)	-63%

(8) Yandex Fuel was included in Other O2O services in Q3 2022 and was presented retroactively in all previous periods.

(9) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and exclude delivery fee revenues related to these businesses.

(10) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats and Delivery Club, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

The growth in GMV of Mobility reached 27% year-on-year in Q3 2022, driven by the increase in the number of rides on the back of growth of our rider base and order frequency. The growth in GMV of E-commerce reached 73% year-on-year in Q3 2022 (including 78% year-on-year growth in Yandex Market GMV) supported by an acceleration of growth in July, August and the first two weeks of September, followed by a negative weekly GMV dynamic in the second half of the month. The growth in GMV of other O2O services reached 37% year-on-year in Q3 2022, with Yandex Delivery, closely followed by the Yandex Food Delivery service and the newly acquired Delivery Club, being the largest contributors. Excluding the newly joined Yandex Fuel service, GMV of other O2O services increased 59%, demonstrating acceleration of year-on-year growth in Q3 2022 compared to Q2 2022.

E-commerce, Mobility and Delivery segment revenues increased by 49% year-on-year in Q3 2022, mainly driven by Mobility and E-commerce services (where Yandex Market was the largest contributor to growth, followed by Yandex Lavka). Mobility revenues increased by 40%, driven by solid growth in rides and GMV in ride-hailing. E-commerce revenues increased by 53%. The slower-than-GMV revenue growth is primarily explained by the changes in the 1P/3P revenue mix in Yandex Market

(increase in the share of 3P GMV to 83% in Q3 2022 compared with 78% in Q3 2021). 1P revenues grew 36% year-on-year in Q3 2022 supported by the growth of Yandex Lavka (Yandex Lavka year-on-year growth was primarily driven by a significant increase in items per order, positively affecting average check) and Yandex Market 1P sales (as a result of a growth of GMV and the business as a whole). Commission and other E-Commerce revenues grew by 109% due to 3P GMV growth and an improved effective take rate in Yandex Market. Other O2O services revenues delivered solid 78% year-on-year growth primarily driven by the growth of Yandex Delivery, Yandex Food Delivery and our acquisition of Delivery Club.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to a higher volume of E-commerce orders fulfilled by our Yandex Delivery business growing from a low base as well as the growing volume of Yandex Market orders delivered using our Yandex Drive fleet.

Adjusted EBITDA loss of E-commerce, Mobility and Delivery was RUB 2,402 million in Q3 2022 compared to an adjusted EBITDA loss of RUB 10,647 million in Q3 2021. This reduction in losses was driven primarily by improvements in operational efficiency across most of the key businesses included in the segment (in particular our Ride-hailing and E-commerce businesses), as well as an optimization of marketing expenses by concentrating budgets in the most profitable channels.

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 15.8 million as of the end of Q3 2022, up 53% from the end of Q3 2021

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Revenues	4,311	7,817	81%	11,891	19,798	66%
Adjusted EBITDA	(1,589)	(1,498)	-6%	(4,578)	(7,264)	59%
Adjusted EBITDA margin	-36.9%	-19.2%	17.7 pp	-38.5%	-36.7%	1.8 pp

Plus and Entertainment Services revenues grew 81% in Q3 2022 compared with Q3 2021. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and growing revenue per subscriber, as well as solid performance in other revenue streams, including licensing. Adjusted EBITDA loss of RUB 1.5 billion, which was an improvement against Q3 2021 in absolute terms, reflected the positive leverage effect on the back of the subscription revenue and licensing revenue growth due to increasing our focus on original content, offset mainly by the investments in content and marketing and the growth of personnel expenses to support the expansion of the business.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Revenues	2,421	3,371	39%	6,664	8,350	25%
Adjusted EBITDA	450	237	-47%	1,424	903	-37%
Adjusted EBITDA margin	18.6%	7.0%	-11.6 pp	21.4%	10.8%	-10.6 pp

Classifieds revenues increased by 39% in Q3 2022 compared with Q3 2021. The revenue growth was supported by improvements in our monetization strategies and value-added services, as well as strong performance of Yandex Realty and Yandex Travel on the back of increased demand for our services and changing competitive landscape on the domestic market since Q2 2022; although solid growth was offset by the adverse impact in service revenue on our auto classifieds business due to the ongoing significant downturn affecting the new car market. Adjusted EBITDA amounted to RUB 0.2 billion in Q3 2022 compared with RUB 0.4 billion in Q3 2021 with margin decreasing by 12 pp as a result of the growth of advertising and marketing expenses, investments in our new businesses such as Yandex Rent as well as personnel costs to support the services development.

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes our self-driving vehicles business (Yandex SDG), Zen (up to September 12, 2022 when the deconsolidation transaction was completed), Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and number of other experiments as well as unallocated corporate expenses.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Revenues	6,006	10,194	70%	15,747	27,644	76%
Adjusted EBITDA	(3,671)	(10,207)	178%	(8,598)	(19,230)	124%
Adjusted EBITDA margin	-61.1%	-100.1%	-39 pp	-54.6%	-69.6%	-15 pp

Other Business Units and Initiatives revenues increased 70% year-on-year in Q3 2022, driven mainly by Devices, Yandex Cloud and Yandex Education. Devices revenue increased 74% year-on-year to RUB 3.7 billion in Q3 2022, reflecting some slowdown compared to robust financial performance in Q2 2022 on the back of consumer demand decrease caused by macroeconomic weakness as well temporary supply chain difficulties. Yandex Cloud revenue grew 175% year-on-year, supported by product portfolio expansion as well as improvement in our market share on the back of increasing demand for our services and changing competitive landscape on the domestic market since Q2 2022.

The adjusted EBITDA loss amounted to RUB 10.2 billion (including RUB 1.6 billion of investments into Yandex SDG), compared to RUB 3.7 billion in Q3 2021. Our key businesses have demonstrated improvements in performance compared to Q3 2021: Devices and Cloud both remained profitable for the second quarter in a row and there has been a positive effect of the closure of Lavka Overseas, which was offset by changes in the segment structure, as a result of the segregation of unallocated corporate expenses from reportable segments’ adjusted EBITDA to Other Business Units and Initiatives category.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices intercompany sales and others.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Revenues:
Segment revenues	97,198	145,583	50%	263,628	385,836	46%
Eliminations	(5,893)	(12,420)	111%	(17,785)	(28,915)	63%
Total revenues	91,305	133,163	46%	245,843	356,921	45%
Adjusted EBITDA:
Segment adjusted EBITDA	5,538	19,919	260%	22,156	46,736	111%
Eliminations	84	84	0%	267	232	-13%
Total adjusted EBITDA	5,622	20,003	256%	22,423	46,968	109%

Eliminations related to our revenues increased 111% in Q3 2022 compared with Q3 2021. The increase was mainly attributed to the increased intercompany revenue between our businesses (related to cross service advertising and marketing activities, delivery services, the usage of data centers and other IT infrastructure and other centralized services by all business units, as well as intercompany device sales and others), which grow as the whole group grows and integration between services expands.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q3 2022, our headcount increased by 1,064 full-time employees. The total number of full-time employees was 19,934 as of September 30, 2022, up by 6% compared with June 30, 2022, and up 16% from September 30, 2021, reflecting the net result of the transfer of employees in connection with the deconsolidation of News and Zen, and the addition of employees as a result of our acquisition of Delivery Club, as well as expansion of our teams in (i) Search and Portal (mainly in product development and sales), (ii) in the E-commerce businesses (including Yandex Market, Yandex Lavka and Yandex Eats) to support the rapid growth of their operations and scale, and (iii) to support the fast growth of Ride-hailing, Plus, Yandex Cloud, FinTech and other businesses.

Operating Expenses

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Cost of revenues	45,671	55,654	22%	121,487	155,386	28%
Cost of revenues as a % of revenues	50.0%	41.8%	-8.2 pp	49.4%	43.5%	-5.9 pp
including TAC	6,875	9,223	34%	18,507	22,705	23%
TAC as a % of revenues	7.5%	6.9%	-0.6 pp	7.5%	6.4%	-1.1 pp
Product development	12,222	17,058	40%	34,465	53,045	54%
As a % of revenues	13.4%	12.8%	-0.6 pp	14.0%	14.9%	0.9 pp
Sales, general and administrative	32,961	42,186	28%	83,532	118,733	42%
As a % of revenues	36.1%	31.7%	-4.4 pp	34.0%	33.3%	-0.7 pp
Depreciation and amortization	6,135	7,468	22%	17,033	22,648	33%
As a % of revenues	6.7%	5.6%	-1.1 pp	6.9%	6.3%	-0.6 pp
Total operating expenses	96,989	122,366	26%	256,517	349,812	36%
As a % of revenues	106.2%	91.9%	-14.3 pp	104.3%	98.0%	-6.3 pp

Total operating expenses increased 26% in Q3 2022 compared with Q3 2021, almost in line with 27% year-on-year growth in Q2 2022. The increase was mainly due to personnel expenses and headcount growth across most of our business units attributed to the growth of the businesses, and сost of revenues related to E-commerce, Mobility and Delivery businesses and Plus and Entertainment services, partially mitigated by the optimization of advertising and performance marketing activities.

TAC grew 34% in Q3 2022 compared with Q3 2021 and represented 6.9% of total revenues, down 60 basis points compared with Q3 2021. The year-on-year dynamic of TAC as a share of revenue was primarily driven by an increase in the share of non-advertising revenues as a percentage of total revenues as well as the optimization of TAC rates.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
SBC expense included in cost of revenues	117	169	44%	367	449	22%
SBC expense included in product development	2,734	3,771	38%	8,768	11,237	28%
SBC expense included in SG&A	2,284	2,523	10%	6,666	7,537	13%
Total SBC expense	5,135	6,463	26%	15,801	19,223	22%
As a % of revenues	5.6%	4.9%	-0.7 pp	6.4%	5.4%	-1 pp

Total SBC expenses increased 26% in Q3 2022 compared with Q3 2021. The growth was primarily related to the settlement of Business Unit Equity Awards in cash, which led to additional costs recognized immediately in Q3 2022. In light of the current geopolitical and macroeconomic crisis and the ongoing suspension of trading in our Class A shares on Nasdaq, during the remainder of 2022 and the whole of 2023 participants will receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. As a result, RUB 4.7 billion of the total RUB 6.5 billion in SBC expenses were recorded as part of personnel expenses, which reduced consolidated adjusted EBITDA in Q3 2022.

Income/(loss) from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Income/(loss) from operations	(5,684)	10,797	n/m	(10,674)	7,109	n/m

Income from operations amounted to RUB 10.8 billion in Q3 2022 compared to a loss from operations of RUB 5.7 billion in Q3 2021. The growth was mainly driven by the continuing improvement of our E-commerce, Mobility and Delivery and Search and Portal segments profitability on the back of the increased operational efficiency and stricter cost controls implemented across the group.

Other income/(loss), net for Q3 2022 was income of RUB 4,053 million, up from income of RUB 723 million in Q3 2021. Other income/(loss), net includes foreign exchange gains in the amount of RUB 4,242 million and RUB 377 million in Q3 2022 and Q3 2021 respectively. The increase of foreign exchange gains reflects the depreciation of the Russian ruble against the US dollar by 11% and 1% during Q3 2022 and Q3 2021 respectively.

Income tax expense for Q3 2022 was RUB 6,818 million, up from RUB 1,122 million in Q3 2021. Our effective tax rate in Q3 2022 was positive 13.0% compared to a negative tax rate of 40.3% in Q3 2021. If we remove the effects of SBC expense, deferred tax asset valuation allowances, tax on dividends, tax provisions recognized and tax effects of the News and Zen deconsolidation our effective tax rate for Q3 2022 was 19.7%, compared to 27.5% for Q3 2021 as adjusted for similar effects. The change in the tax rate without the above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting in the books of certain of our subsidiaries and reduced tax rate in certain subsidiaries.

Net income was RUB 45.5 billion in Q3 2022, compared with net loss of RUB 3.9 billion in Q3 2021. The changes in net income were mainly attributable to significant growth of operational profitability, the effect of the News and Zen deconsolidation in Q3 2022 as well as foreign exchange gains.

Net cash flow from operating activities for Q3 2022 was RUB 26.5 billion and capital expenditures for Q3 2022 were RUB 4.6 billion.

The total number of shares issued and outstanding as of September 30, 2022 was 361,156,903, including 325,458,228 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled. In October 2022, Yandex issued 325,379 new Class A ordinary shares as a part of the purchase price under the repurchase agreements relating to our $1,250,000,000 0.75% Convertible Notes due 2025, as permitted under General License No. 45 issued by the Office of Foreign Assets Control, enabling noteholders to settle open short positions.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.1 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 12.2 million shares, of which RSUs to acquire 6.2 million shares were fully vested; performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding equity-linked awards in respect of our various Business Units, including options and synthetic options, which may be settled in equity of our Business Units, cash or Yandex Class A shares.

Goodwill and non-current assets

With regards to our financial position as of September 30, 2022, we have concluded that the current geopolitical crisis and macro environment have not had any material impact on goodwill and non-current assets.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into mobility, e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of November 3, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) expenses related to the contingent compensation payable to employees in connection with certain business combinations, (6) loss from equity method investments, and (7) impairment of goodwill and other intangible assets, less (1) interest income and (2) other income/(loss), net, (3) gain on restructuring of convertible debt and (4) effect of the News and Zen deconsolidation.
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues.

●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) certain SBC expense, (2) expenses related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) amortization of debt discount and issuance costs related to our convertible debt adjusted for the related income tax effect, and (4) impairment of goodwill and other intangible assets adjusted for the related income tax effect, less (1) foreign exchange (gains)/losses adjusted for the related income tax effect, (2) gain on restructuring of convertible debt adjusted for the related income tax effect and (3) effect of the News and Zen deconsolidation.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. But due to settlement of the RSU equity awards of our employees in cash during the remainder of 2022 and the whole of 2023, we do not eliminate the relevant SBC expense (RUB 4.7 billion of the total SBC expense for the three and nine month periods ended September 30, 2022) from adjusted EBITDA and adjusted net income.

Foreign exchange gains/(losses)

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance. We have repurchased substantially all of the outstanding notes.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Goodwill and other intangible assets impairment

Adjusted net income and adjusted EBITDA for Q2 2022 exclude a loss from intangible assets impairment related to E-commerce, Mobility and Delivery business of RUB 2,740 million (the amount of excess of fair value of intangible assets over its carrying value) and related income tax gain of RUB 548 million.

Gain on restructuring of convertible debt

Adjusted net income, adjusted EBITDA and related margin measures exclude gain on restructuring of our convertible debt. Adjusted net income and its margin measures also exclude income tax attributable to this gain. In June 2022, Yandex completed the purchase of 93.2% in aggregate principal amount of its $1.25 billion 0.75% Convertible Notes due 2025. Yandex has to date purchased more than 99% in aggregate principal amount of the Notes originally issued. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized.

Effect of the News and Zen deconsolidation

We have adjusted net income, EBITDA and related margin measures for the one-off gain as a result of the News and Zen deconsolidation completed in Q3 2022, in the amount of RUB 38,051 million. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	September 30,	September 30,
	2021*	2022	2022
	RUB	RUB	$
ASSETS
Cash and cash equivalents	79,275	99,866	1,739.4
Term deposits	23,415	1,232	21.5
Investments in marketable equity securities	4,049	-	-
Accounts receivable, net	43,568	46,839	815.8
Inventory	9,587	17,317	301.6
Prepaid expenses	12,663	15,519	270.3
VAT reclaimable	13,498	15,032	261.8
Funds receivable, net	6,180	4,180	72.8
Other current assets	7,740	8,660	150.9
Total current assets	199,975	208,645	3,634.1
Goodwill	117,864	143,125	2,492.9
Property and equipment, net	98,325	109,077	1,899.9
Operating lease right-of-use assets	36,245	29,980	522.2
Intangible assets, net	22,359	31,881	555.3
Content assets, net	13,767	15,802	275.2
Equity method investments	9,425	6,441	112.2
Deferred tax assets	5,625	4,444	77.4
Long-term prepaid expenses	3,278	3,840	66.9
Other non-current assets	8,633	9,858	171.7
Total non-current assets	315,521	354,448	6,173.7
TOTAL ASSETS	515,496	563,093	9,807.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	81,555	96,259	1,676.6
Debt, current portion	2,940	20,946	364.8
Income and non-income taxes payable	16,196	27,132	472.6
Deferred revenue	10,415	11,779	205.2
Total current liabilities	111,106	156,116	2,719.2
Debt, non-current portion	85,835	29,885	520.5
Operating lease liabilities	24,642	18,870	328.7
Finance lease liabilities	15,350	18,208	317.1
Deferred tax liabilities	2,989	2,840	49.5
Other accrued liabilities	2,649	10,472	182.4
Total non-current liabilities	131,465	80,275	1,398.2
Total liabilities	242,571	236,391	4,117.4
Redeemable noncontrolling interests	869	41	0.7
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	-	-	-
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 323,800,479 and 326,016,891, respectively, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678 and 325,458,228, respectively, Class B: 35,698,674 and Class C: nil)	281	282	4.9
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)	(2,728)	(1,393)	(24.3)
Additional paid-in capital	112,942	116,755	2,033.6
Accumulated other comprehensive income	16,193	22,579	393.3
Retained earnings	131,488	168,759	2,939.4
Total equity attributable to Yandex N.V.	258,176	306,982	5,346.9
Noncontrolling interests	13,880	19,679	342.8
Total shareholders’ equity	272,056	326,661	5,689.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,496	563,093	9,807.8

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30			Nine months ended September 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$

Revenues	91,305	133,163	2,319.4	245,843	356,921	6,216.7
Operating costs and expenses:
Cost of revenues(1)	45,671	55,654	969.4	121,487	155,386	2,706.5
Product development(1)	12,222	17,058	297.1	34,465	53,045	923.9
Sales, general and administrative(1)	32,961	42,186	734.7	83,532	118,733	2,068.0
Depreciation and amortization	6,135	7,468	130.1	17,033	22,648	394.5
Total operating costs and expenses	96,989	122,366	2,131.3	256,517	349,812	6,092.9
Income/(loss) from operations	(5,684)	10,797	188.1	(10,674)	7,109	123.8
Interest income	1,146	1,127	19.6	3,503	3,526	61.4
Interest expense	(938)	(779)	(13.6)	(2,592)	(2,508)	(43.7)
Gain on restructuring of convertible debt	-	-	-	-	9,305	162.1
Effect of the News and Zen deconsolidation	-	38,051	662.8	-	38,051	662.8
Income/(loss) from equity method investments	1,967	(890)	(15.5)	1,961	(1,341)	(23.4)
Other income/(loss), net	723	4,053	70.6	1,412	(514)	(8.9)
Net income/(loss) before income taxes	(2,786)	52,359	912.0	(6,390)	53,628	934.1
Income tax expense	1,122	6,818	118.8	5,402	13,068	227.6
Net income/(loss)	(3,908)	45,541	793.2	(11,792)	40,560	706.5
Net (income)/loss attributable to noncontrolling interests	523	(2,373)	(41.3)	1,551	(6,049)	(105.4)
Net income/(loss) attributable to Yandex N.V.	(3,385)	43,168	751.9	(10,241)	34,511	601.1
Net income/(loss) per Class A and Class B share:
Basic	(9.32)	116.38	2.03	(28.28)	94.02	1.64
Diluted	(9.32)	116.23	2.02	(28.28)	69.62	1.21
Weighted average number of Class A and Class B shares used in per share computation
Basic	363,390,831	370,925,704	370,925,704	362,097,366	367,071,728	367,071,728
Diluted	363,390,831	371,390,423	371,390,423	362,097,366	375,794,547	375,794,547

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	117	169	2.9	367	449	7.8
Product development	2,734	3,771	65.7	8,768	11,237	195.7
Sales, general and administrative	2,284	2,523	44.0	6,666	7,537	131.3

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	(3,908)	45,541	793.2
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	4,704	5,630	98.1
Amortization of intangible assets	1,431	1,838	32.0
Amortization of content assets	2,373	2,051	35.7
Operating lease right-of-use assets amortization and the lease liability accretion	3,010	3,376	58.8
Amortization of debt discount and issuance costs	518	-	-
Share-based compensation expense (excluding cash settled awards of nil and	5,135	718	12.5
RUB 5,745, respectively)
Deferred income tax expense/(benefit)	(1,338)	1,084	18.9
Foreign exchange gains	(377)	(4,242)	(73.9)
Loss/(income) from equity method investments	(1,967)	890	15.5
Effect of the News and Zen deconsolidation	-	(38,051)	(662.8)
Provision for expected credit losses	480	731	12.7
Other	(505)	320	5.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(4,441)	(8,836)	(153.9)
Prepaid expenses	(3,268)	(2,734)	(47.6)
Inventory	(269)	(1,461)	(25.4)
Accounts payable, accrued and other liabilities and non-income taxes payable	3,942	23,969	417.4
Deferred revenue	886	960	16.7
Other assets	(699)	(1,718)	(29.8)
Content assets	(2,056)	(2,519)	(43.9)
Content liabilities	(1,449)	(1,087)	(18.9)
Net cash provided by operating activities	2,202	26,460	460.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(8,498)	(4,609)	(80.3)
Acquisitions of businesses, net of cash acquired	(962)	-	-
Net cash acquired as a result of the News and Zen deconsolidation and our acquisition of Delivery Club	-	1,795	31.3
Proceeds from sale of marketable equity securities	2,917	-	-
Investments in term deposits	(53,425)	(1,235)	(21.4)
Maturities of term deposits	121,423	-	-
Loans granted	(543)	(144)	(2.5)
Proceeds from repayments of loans	700	-	-
Other investing activities	(365)	(265)	(4.7)
Net cash provided by/(used in) investing activities	61,247	(4,458)	(77.6)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	175	-	-
Repayment of convertible debt	-	(3,532)	(61.5)
Repurchases of ordinary shares	(3,530)	-	-
Proceeds from issuance of debt	-	3,447	60.0
Payment for finance leases	(234)	(435)	(7.6)
Purchase of non-redeemable noncontrolling interests	(58,363)	-	-
Other financing activities	(6,198)	(360)	(6.2)
Net cash used in financing activities	(68,150)	(880)	(15.3)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(1,726)	4,027	70.1
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(6,427)	25,149	438.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	87,914	75,867	1,321.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	81,487	101,016	1,759.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	87,867	75,592	1,316.6
Restricted cash and cash equivalents, beginning of period	47	275	4.8
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	87,914	75,867	1,321.4

Cash and cash equivalents, end of period	81,425	99,866	1,739.4
Restricted cash and cash equivalents, end of period	62	1,150	20.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	81,487	101,016	1,759.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	(11,792)	40,560	706.5
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	12,719	17,279	301.0
Amortization of intangible assets	4,314	5,369	93.5
Amortization of content assets	5,445	6,677	116.3
Operating lease right-of-use assets amortization and the lease liability accretion	8,040	11,087	193.1
Amortization of debt discount and issuance costs	1,554	585	10.2
Share-based compensation expense (excluding cash settled awards of nil and	15,801	4,270	74.4
RUB 14,953, respectively)
Deferred income tax expense/(benefit)	(5,403)	1,399	24.4
Foreign exchange gains	(86)	(11)	(0.2)
Loss/(income) from equity method investments	(1,961)	1,341	23.4
Effect of the News and Zen deconsolidation	-	(38,051)	(662.8)
Gain on restructuring of convertible debt	-	(9,305)	(162.1)
Impairment of long-lived assets	-	3,644	63.5
Provision for expected credit losses	986	1,769	30.8
Other	(325)	801	14.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(7,423)	(4,296)	(74.8)
Prepaid expenses	(8,464)	(5,129)	(89.4)
Inventory	(2,257)	(7,526)	(131.1)
Accounts payable, accrued and other liabilities and non-income taxes payable	9,849	22,861	398.1
Deferred revenue	1,173	1,654	28.8
Other assets	(8,809)	(1,533)	(26.7)
Content assets	(9,603)	(8,718)	(151.8)
Content liabilities	2,132	(1,440)	(25.1)
Net cash provided by operating activities	5,890	43,287	754.0
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(25,742)	(30,296)	(527.7)
Acquisitions of businesses, net of cash acquired	(8,236)	(820)	(14.3)
Investments in marketable equity securities	(9,869)	-	-
Proceeds from sale of marketable equity securities	5,652	5,859	102.1
Investments in debt securities	-	100	1.7
Net cash acquired as a result of the News and Zen deconsolidation and our acquisition of Delivery Club	-	1,795	31.3
Investments in term deposits	(240,676)	(3,235)	(56.3)
Maturities of term deposits	292,031	25,769	448.7
Loans granted	(1,103)	(169)	(2.9)
Proceeds from repayments of loans	1,277	480	8.4
Other investing activities	(596)	(471)	(8.2)
Net cash provided by/(used in) investing activities	12,738	(988)	(17.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	1,039	-	-
Repayment of convertible debt	-	(49,364)	(859.8)
Repurchases of ordinary shares	(3,530)	-	-
Proceeds from issuance of debt	-	50,228	874.9
Payment of contingent consideration and holdback amount	(5,504)	(195)	(3.4)
Payment for finance leases	(436)	(1,154)	(20.1)
Payment of overdraft borrowings	-	(2,940)	(51.2)
Other financing activities	(1,944)	(1,390)	(24.3)
Purchase of non-redeemable noncontrolling interests	(58,363)	-	-
Net cash used in financing activities	(68,738)	(4,815)	(83.9)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(849)	(15,866)	(276.3)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(50,959)	21,618	376.6
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,398	1,382.9
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	81,487	101,016	1,759.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	132,398	79,274	1,380.8
Restricted cash and cash equivalents, beginning of period	48	124	2.1
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,398	1,382.9

Cash and cash equivalents, end of period	81,425	99,866	1,739.4
Restricted cash and cash equivalents, end of period	62	1,150	20.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	81,487	101,016	1,759.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Total revenues	91,305	133,163	46%	245,843	356,921	45%
Less: traffic acquisition costs (TAC)	6,875	9,223	34%	18,507	22,705	23%
Ex-TAC revenues	84,430	123,940	47%	227,336	334,216	47%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Net income/(loss)	(3,908)	45,541	n/m	(11,792)	40,560	n/m
Add: depreciation and amortization	6,135	7,468	22%	17,033	22,648	33%
Add: certain SBC expense	5,135	1,738	-66%	15,801	14,498	-8%
Add: compensation expense related to contingent consideration	36	-	n/m	263	(27)	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	-	(9,305)	n/m
Less: effect of the News and Zen deconsolidation	-	(38,051)	n/m	-	(38,051)	n/m
Less: interest income	(1,146)	(1,127)	-2%	(3,503)	(3,526)	1%
Add: interest expense	938	779	-17%	2,592	2,508	-3%
Add: loss/(income) from equity method investments	(1,967)	890	n/m	(1,961)	1,341	n/m
Less: other income/(loss), net	(723)	(4,053)	n/m	(1,412)	514	n/m
Add: impairment of goodwill and other intangible assets	-	-	n/m	-	2,740	n/m
Add: income tax expense	1,122	6,818	n/m	5,402	13,068	142%
Adjusted EBITDA	5,622	20,003	256%	22,423	46,968	109%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2021	2022	Change	2021	2022	Change
Net income/(loss)	(3,908)	45,541	n/m	(11,792)	40,560	n/m
Add: certain SBC expense	5,135	1,738	-66%	15,801	14,498	-8%
Add: compensation expense related to contingent consideration	36	-	n/m	263	(27)	n/m
Less: foreign exchange gains/(losses)	(377)	(4,242)	n/m	(86)	(11)	-87%
Add: income tax attributable to foreign exchange gains/(losses)	66	23	-65%	9	(1,160)	n/m
Less: effect of the News and Zen deconsolidation	-	(38,051)	n/m	-	(38,051)	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	-	(9,305)	n/m
Add: income tax attributable to gain on restructuring of convertible debt	-	-	n/m	-	752	n/m
Add: impairment of goodwill and other intangible assets	-	-	n/m	-	2,740	n/m
Less: income tax attributable to impairment of goodwill and other intangible assets	-	-	n/m	-	(548)	n/m
Add: amortization of debt discount and issuance costs	518	-	n/m	1,554	585	-62%
Less: income tax attributable to amortization of debt discount and issuance costs	(130)	-	n/m	(389)	(14)	-96%
Adjusted net income	1,340	5,009	n/m	5,360	10,019	87%

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